Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

February 3, 2012

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

VIA EMAIL

Re: Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you on January 13, 2012, and in follow-up converstations, to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form N-2 (File No. 333-170519) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on December 22, 2011.  Your comments are set forth below in bold font and our response follows each respective comment.

 Cover Page of Prospectus

1.           Please insert the following disclosure on the front cover of the prospectus:  We invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

The Company has inserted the following the cover page to its prospectus:  "We invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid."

Description of our Units

2(a).    The shelf includes units which are unspecified combinations of other securities.  Please add an undertaking to the effect that the Company will not sell any units until after the Company has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

The Company has included the following undertaking in Item 34 of the Registration Statement:  "The Registrant undertakes that it will not sell any units consisting of combinations of securities that have not previously been described in a registration statement of the Registrant or an amendment thereto that was subject to review by the Commission and that subsequently became effective."

2(b).    Confirm that the unit agreement governing the units will be filed, clarify whether each unit issuance or unit series issuance will be based on a unique agreement, and that the applicable prospectus supplement will be updated to reflect the circumstances of each unit offering.

The Company will file each unit agreement governing the units in a post-effective amendment.  It is uncertain at this time whether any unit issuance or unit series issuance will be based on a unique agreement.  The applicable prospectus supplement will be updated to reflect the circumstances and terms of each unit offering.

Fees and Expenses Table

3.         Please consider whether the expenses of the three special purpose vehicles ("SPVs") holding an investment in Apollo FDC, Apollo TXU and Apollo Boots, respectively, should be taken into account in the Company's expense table pursuant to instruction 10 related to Acquired Fund Fees and Expenses ("AFFE").

            The SPVs and AIC Credit Opportunity Fund, LLC are not pooled investment vehicles and accordingly are not covered by instruction 10.  In response to a question regarding whether structured vehicles such as CDOs should be treated as "acquired funds," the staff determined that they were not intended to be covered.  In its response the staff added that AFFE  is intended to include the expenses of investments in investment companies, hedge funds, private equity funds and other entities traditionally considered pooled investment vehicles.  See "Staff Responses to Questions Regarding Disclosures of Fund of Funds Expenses" at http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.  The SPVs do not involve any pooling and AIC Credit Opportunity Fund, LLC is merely a holding company for the three SPVs.

4.         In footnote 9 to the fees and expenses table, please remove the following sentence:  If the "Total annual expenses" percentage were calculated instead as a percentage of total assets, our "Total annual expenses" would be 5.42% of total assets.

The Company has removed the sentence as requested.

AIC Credit Opportunity Fund, LLC

5.          Please simplify the disclosure related to AIC Credit Opportunity Fund, LLC that appears in the Management's Discussion and Analysis section of the Company's prospectus.  Additionally, please provide summary financial information for AIC Credit Opportunity Fund, LLC and the three SPVs for the last three fiscal years and the six months ended September 30, 2011.

The section has been revised as requested.

Senior Securities Table

6.          The senior securities tables should be audited.   To meet the audit requirement, an independent registered public accounting firm must express an opinion on the senior securities table itself or on a financial statement or financial highlights that explicitly includes the information found in the senior securities table.   The Company includes a senior securities table information in its Management Discussion and Analysis section and not in its financial statements or financial highlights.  Accordingly, please include a report of the Company's independent registered public accounting firm expressly covering the senior securities table.

The Company's independent registered public accounting firm reported on the senior securities table in a supplemental report filed as an exhibit to the Registration Statement.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call either Richard Prins at 212-735-2790 or Veronica Castillo at 212-735-3859.

Sincerely,

/s/ Richard Prins
Richard Prins